Wingspan Health
Operating Year 2020

Profit and Loss Statement

Operating Income	$ US
All Income	0.00
Gross Profit	**0.00**
Operating Expense	
Advertising	1,007.00
Infrastructure & Hosting	7,182.00
Hardware	6.779.00
Web Design	5,899.00
Marketing	4,000.00
Copywriting & PR	7,370.00
Lawyer	300.00
Other	3,459.00
Net Income from Operations	**(35,996.00)**
Other Income	0.00
Net Income Before Provision for Income Tax	**(35,996.00)**
Provision for Income Taxes	---
Net Income (Loss)	**(35,996.00)**

Wingspan Health
Operating Year 2020

Balance Sheet

Assets

Current Assets	**$ US**
Cash & Cash Equivalents	219,064.00
Prepaid Assets	---
Inventory	---

Non-Current Assets

Capitalized Application Development Costs	---
(choosing not to capitalize R&D costs)	

Total Assets	**219,064.00**

Liabilities and Owner's Equity

Current Liabilities

Company Credit Card	0.00

Non-Current Liabilities

Loans Payable to Shareholders	0.00
Interest Payable	0.00

Owner's Equity

Shareholder's Equity	0.00
Retained Earnings (deficit)	(35,996.00)
Current Period Income (Loss)	(35,996.00)
Total Shareholders' Equity	(35,996.00)

Total Liabilities and Shareholders' Equity	**(35,996.00)**

Cash Flow

Operating Activities	$ US
Net Income	0.00
Net Cash Provided by Operating Activities	**0.00**

Investment Activities	
Customer Acquisition	(1,007.00)
Product / Tech	(7,182.00)
People / Contractors	(6,779.00)
Office / Administrative	(21,028.00)
Net Cash Provided (Used) by Investment Activities	**(35,996.00)**

Financing Activities	
Equity Investments (SAFE)	255,060.00
Net Cash Provided by Financing Activities	**255,060.00**

Net Increase in Cash	
Cash at Beginning of Period	0.00
Cash at End of Period	219,064.00
Net Increase in Cash	**219,064.00**

Wingspan Health
Operating Year 2020

Statement of Shareholders Equity

Year of 2020	**$ US**
Net Income for the period ending January 1, 2020	**(35,996.00)**
Equity Contributions / Adjustments	0.00
Balance, December 31, 2020	(35,996.00)

Notes to Financial Statements (Unaudited)

Note A - Organization and Nature of Activities

 Wingspan Health, Inc ("the Company") is a C-Corp formed under the laws of the State of Delaware. The Company provides healthcare data management services directly to patients via use of the Company's website and/or mobile application and services.

 The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Note B - Summary of Significant Accounting Policies

Basis of Presentation
 The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
 The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
 Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. Cash reporting is based on EOY 2020 and may not reflect changes in 2021.

Capitalized Application Development Costs
 The Company has chosen not to capitalize application development costs in order to simplify these reports. The Company has received indicators that there is the potential for significant market value for the developed technologies.

Long Term Debt
 The Company has no long term debt instruments and has been financed through valuation capped SAFE notes.

Note C - Concentrations of Risk
 Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

<u>Note D - Data Security and Privacy Risk</u>

   The Company holds the rights to private user data and takes normal industry measures to secure and maintain the integrity of this data.